As filed with the Securities and Exchange Commission on    April 25,     1997
                                               Registration No. 333-   21921

                    SECURITIES AND EXCHANGE COMMISSION

                               FORM S-3   /A
                        PRE-EFFECTIVE AMENDMENT NO. ONE
                                     TO
                         REGISTRATION STATEMENT
                                  UNDER
                        THE SECURITIES ACT OF 1933


                           AMERICA ONLINE, INC.
          (Exact name of registrant as specified in its charter)
                       Delaware                 54-1322110
           (State or other jurisdiction of   (I.R.S. Employer
            incorporation or organization)   Identification No.)

                                  22000 AOL Way
                           Dulles, Virginia 20166-9323
                                 (703) 448-8700
             (Address, including zip code, and telephone, including
             area code, of registrant's principal executive offices)

                                 Stephen M. Case
                             Chief Executive Officer
                              America Online, Inc.
                                  22000 AOL Way
                           Dulles, Virginia 20166-9323
                                 (703) 448-8700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:

                            Sheila A. Clark, Esquire
                             Deputy General Counsel
                              America Online, Inc.
                                  22000 AOL Way
                           Dulles, Virginia 20166-9323
                                 (703) 448-8700


      Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.     //
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. x

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.     //

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same
offering.     //

      If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.     //
                             _______________




      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
                      AMERICA ONLINE, INC.
                1,006,942 Shares of Common Stock
                   (Par Value $.01 Per Share)



      The 1,006,942 shares of Common Stock of American Online, Inc., a Delaware corporation (the "Company" or "America Online"), offered hereby are being sold by the selling stockholders identified herein (the "Selling Stockholders"). Such offers and sales may be made on one or more exchanges, in the over-the-counter market, or otherwise, at prices and on terms then prevailing, or at prices related to the then-current market price, or in negotiated transactions, or by underwriters pursuant to an underwriting agreement in customary form, or in a combination of any such methods of sale. The Selling Stockholders may also sell such shares in accordance with Rule 144 under the Securities Act of 1933, as amended (the "1933 Act"). The Selling Stockholders are identified and certain information with respect to them is provided under the caption "Selling Stockholders" herein, to which reference is made. The expenses of the registration of the securities offered hereby, including fees of counsel for the Company, will be paid by the Company. The following expenses will be borne by the Selling Stockholders: underwriting discounts and selling commissions, if any, and the fee of legal counsel, if any, for the Selling Stockholders. The filing by the Company of this Prospectus in accordance with the requirements of Form S-3 is not an admission that any person whose shares are included herein is an "affiliate" of the Company.

      The Selling Stockholders have advised the Company that they have not engaged any person as an underwriter or selling agent for any of such shares, but they may in the future elect to do so, and they will be responsible for paying such a person or persons customary compensation for so acting. The Selling Stockholders and any broker executing selling orders on behalf of any Selling Stockholders may be deemed to be "underwriters" within the meaning of the 1933 Act, in which event commissions received by any such broker may be deemed to be underwriting commissions under the 1933 Act. The Company will not receive any of the proceeds from the sale of the securities offered hereby. The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol AOL. On February 11, 1997, the closing sale price of the Common Stock, as reported by the NYSE, was $34.1875 per share.



THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
   SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



     No person is authorized in connection with any offering made hereby to give any information or to make any representations other than as contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus is not an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sales made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

     The date of this Prospectus is                 , 1997.

                             AVAILABLE INFORMATION

      The Company is subject to certain informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 of the Commission's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, and at its regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants (including America Online) that file electronically with the Commission. The address of this site is http://www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange (the ("NYSE") under the symbol "AOL" and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the NYSE at 20 Broad Street, New York, NY 10005. Additional updating information with respect to the securities covered herein may be provided in the future to purchasers by means of appendices to this Prospectus.

      The Company has filed with the Commission in Washington, DC a registration statement (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the 1933 Act with respect to the securities offered or to be offered hereby. This Prospectus does not contain all of the information included in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto.

       INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The following documents filed by the Company with the Commission are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, filed pursuant to Section 13 or 15(d) of the 1934 Act (File Number 0-19836).

           (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1996 and December 31, 1996, filed pursuant to Section 13 or 15(d) of the 1934 Act (File Number 0-19836).

           (c) The Company's Current Reports on Forms 8-K and 8-K/A for an event dated August 5, 1996, filed pursuant to Section 13 or 15(d) of the 1934 Act (File No. 0-19836).

           (d) The Company's Current Report on Form 8-K for an event dated October 29, 1996, filed pursuant to Section 13 or 15(d) of the 1934 Act (File No. 0-19836).

           (e) The description of the Company's capital stock which is contained in a registration statement on Form 8-A under the 1934 Act, including any amendments or reports filed for the purpose of updating such description.

      All reports and other documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act, prior to the filing of a post-effective amendment which indicates that all securities covered by this Prospectus have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

      The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all documents incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to: Sheila A. Clark, Deputy General Counsel, America Online, Inc., 22000 AOL Way, Dulles, Virginia 20166-9323, telephone number (703) 448-8700.

                       TABLE OF CONTENTS


                                                             Page


INCORPORATION OF CERTAIN INFORMATION BY REFERENCE             2


RISK FACTORS                                                  5


THE COMPANY                                                   11


PLAN OF DISTRIBUTION                                          13


LEGALITY OF COMMON STOCK                                      13


EXPERTS                                                       13



                          RISK FACTORS

      An investment in the shares being offered by this Prospectus involves a high degree of risk. In addition to the other information contained in this Prospectus or incorporated herein by reference, prospective investors should carefully consider the following risk factors before purchasing the shares offered hereby. This Prospectus contains and incorporates by reference forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the discussion set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996 (the "Form 10-K") and in the Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1996 and December 31, 1996, and under "Business" in the Form 10-K, all incorporated by reference into this Prospectus. Such statements are based on current expectations that involve a number of uncertainties including those set forth in the risk factors below. Actual results could differ materially from those projected in the forward-looking statements.

Competition

      The online services and Internet markets are highly competitive. The Company believes that existing competitors, which include, among others, commercial Internet-based online services such as CompuServe Corporation, Internet service providers, such as Prodigy Services Company and the Microsoft Network and various national and local independent Internet service providers, as well as long distance and regional telephone companies, including, among others, AT&T Corp., MCI Communications Corporation and various regional Bell operating companies, are likely to enhance and more aggressively market their service offerings. In addition, new competitors, including Internet directory services and various media and telecommunications companies, have entered or announced plans to enter the online services and Internet markets, resulting in greater competition for the Company. Some of the direct competitors and possible future competitors referred to above may have greater financial, technical, marketing or personnel resources than the Company. The competitive environment could require further price reductions and increased spending on marketing, network capacity, content procurement and product development, limit the Company's opportunities to enter into and/or renew agreements with content providers and distribution partners, limit its ability to develop new products and services, limit its ability to continue to grow its subscriber base and result in increased attrition in the Company's subscriber base. Any of the foregoing events could have an impact on revenues and result in an increase in costs as a percentage of revenues. These factors may have a material adverse effect on the Company's financial condition and operating results.

Subscriber Retention Rates

      Subscriber retention rates increased in the second quarter of fiscal 1997 relative to the first quarter of fiscal 1997. Subscriber retention rates decreased in January 1997 relative to the average retention rate for the quarter ended December 1996, which the Company believes is primarily a result of cancellations associated with the high number of registrations that occurred in December 1996, cancellations associated with network access, and cancellations associated with the transition of subscribers to a higher standard monthly fee.

Network Capacity and Operations

      The Company recently adopted the Flat-Rate Plan which provides complete access to AOL for a flat monthly fee of $19.95 with no additional hourly charges. Due to the rapid growth in subscriber usage resulting from flat-rate pricing, the Company and its data communications access providers have experienced difficulty in providing adequate server and network capacity, respectively. As a result, members have encountered difficulty in accessing and using the America Online service.

      The Company anticipates continuing to aggressively build AOLnet, a proprietary TCP/IP network operated by the Company, in order to increase its network capacity. The Company relies on its subsidiary ANS CO+RE Systems, Inc. ("ANS"), BBN Corporation ("BBN"), U.S. Sprint and others to buildout this network. Any service failure on the part of BBN, U.S. Sprint or other providers or other factors could materially affect the AOLnet buildout, which could have a material adverse effect on the Company's business. In addition, there can be no assurance that the AOLnet build-out or other efforts to expand server and network capacity will be successful, or if they are successful, that customer demand will develop for the capacity created, and the failure to do so could have a material adverse effect on the Company's business. In addition, supply shortages exist for certain component parts, including modems, circuits, routers, local exchange carrier lines from local telephone companies, that the Company requires to expand network capacity. The buildout of AOLnet requires a substantial investment in telecommunications equipment, which the Company plans to finance principally through leasing and asset-backed debt financing. Continuing supply shortages or the failure to obtain the necessary financing for the buildout of AOLnet could have a material adverse effect on the Company's ability to expand network capacity.

      The Company's operations are dependent on its ability to protect its computer equipment and the information stored in its data centers against damage by fire, power loss, telecommunications failures, unauthorized intrusions and other events. The Company believes it has taken prudent measures to reduce the risk of interruption in its operations for such causes. However, there can be no assurance that these measures are sufficient. Any damage or failure that causes interruptions in the Company's operations could have a material adverse effect on its business. While the Company carries property and business interruption insurance to cover its operations, the coverage may not be adequate to compensate for losses that may occur. Software defects and server and network expansion could also cause service outages, and although the Company has made efforts to reduce outages, there can be no assurance that its efforts to reduce outages will be successful, and the failure to do so could have a material adverse effect on the Company's business.

Evolving Business Model

      The Company's business model is evolving quickly into one in which increasingly more revenues and profits are generated from sources other than online service subscription revenues, such as merchandise sales, the provision of data network services, transaction fees and advertising. The Company expects that gross margins in the near-future associated with online service revenues will be lower than those achieved in recent periods. With the introduction of the Flat-Rate Plan, the Company experienced an increase in the average total usage hours per member per month, and an increase in the number of hours of usage relative to online service revenues. While the Company expects that the growth and management of AOLnet will provide overall lower per hour data communication costs going forward, it is anticipated that this factor will be more than offset by an increase in total usage hours, primarily as a result of the introduction of the Flat-Rate Plan.

      In order to meet its future operating margin targets, the Company plans to increase other revenues, which generally carry higher margins than online service revenues, as well as reduce marketing expenses as a percentage of total revenues. There can be no assurances, however, that the Company's operating margins will not be adversely affected in the future by changing business strategies and other conditions.

      Additionally, the changing business model and resulting expansion of its business and changes in its operations have placed significant demands on the Company's administrative, operational and financial resources. The Company's future performance will depend in part on its ability to manage its growth and to adapt its administrative, operational and financial control systems to the needs of an expanded and evolving entity. The failure of management to anticipate, respond to and manage changing business conditions could have a material adverse effect on the Company's business and results of operations. Development of Other Revenues

      While other revenues, such as revenues from the sale of merchandise, advertising, data network services, and transaction fees, currently represent a relatively small percentage of total revenues, a substantial portion of the Company's margins are associated with these revenues. Among the Company's business objectives are continuing to accelerate the change in its business model into one in which increasingly more revenues and profits are generated from sources other than online service subscription revenues, such as merchandise sales, the provision of data network services, transaction fees and advertising, which generally carry higher margins than online service revenues. The Company expects that the growth in other revenues, assuming such growth continues, will be a primary source of future profit growth, and will provide the Company with the opportunity and flexibility to fund programs designed to meet its business objectives. There can be no assurance that such other revenue streams will continue to develop, and such failure could have a material adverse effect on the Company's operations and profitability.

Seasonality

      In April 1996, the Company began to see the effects of seasonality in both member acquisitions and in the amount of time spent by customers using its services. The Company may have experienced the effects of seasonality in previous periods, but the effects, if any, were not discernible due to the masking effect resulting from the Company's substantial growth rates in those periods. The Company expects that seasonality will have an effect in the future. Member acquisition is expected to be highest in the second and third fiscal quarters, when sales of new computers and computer software are highest due to the holiday season. Customer usage is expected to be lower in the summer months due largely to extended day light hours and competing outdoor leisure activities.

Access to Content Providers

      As competition in the online services market intensifies, it may become more difficult or expensive to secure and retain content and/or content providers. The Company generally pays royalties to its content providers under short-term renewable agreements. While no single content provider accounts for more than one percent of usage of the Company's America Online service, and the Company does not believe that any single content provider is material to its operations, there can be no assurance that the loss of a number of content providers or significantly increased costs to maintain certain content providers would not have a material adverse effect on the Company's business.

Acquisitions

      Since the beginning of January 1995, the Company has acquired or merged with Booklink Technologies, Inc., ANS, Medior, Inc., Wide Area Information Servers, Inc., Global Network Navigator, Inc., Ubique, Ltd. ("Ubique"), the Johnson-Grace Company and the ImagiNation Network, Inc. ("INN"). Acquisitions which the Company makes involve risks, including successful integration and management of acquired technology, operations and personnel. The integration of acquired businesses may also lead to the loss of key employees of the acquired companies and diversion of management attention from other ongoing business concerns. In addition, acquisitions may result in significant charges for in-process research and development or other matters. Any of these factors could have a material adverse effect on the Company's business or financial condition.

New Businesses and International Ventures

      The Company pursues new products and services to diversify its sources of revenue and leverage its technological and other competencies. There can be no assurance that the Company will be able to successfully develop, or achieve commercial acceptance for, these new products and services.

      Through its division America Online Enterprises, the Company has begun to offer tools and services to enterprises and industries seeking private networks and to use the America Online service and the Internet as a medium for communications and commerce. The market for products and services for commercial use of online services and the Internet has only recently begun to develop, is rapidly evolving, and is characterized by an increasing number of competitors. Demand for and market acceptance of new products and services are subject to a high degree of uncertainty. Moreover, critical issues concerning commercial activities via the Internet, including security, reliability, cost, ease of use and access, remain unresolved and may adversely impact the growth and development of the enterprise market.

      The Company has begun to offer online services internationally in Canada and, through a joint venture with Bertelsmann AG, in Germany, the United Kingdom, Austria, Switzerland, and France, and, soon, in Japan through a joint venture with Mitsui & Co. and Nihon Keizai Shimbun Inc. There can be no assurance that the Company or its partners will be able to, or to continue to, successfully market, sell and deliver its services in these markets. In addition, there are certain significant risks inherent in doing business on an international level, such as laws governing content that differ greatly from those in the U.S., unexpected changes in regulatory requirements, political risks, export restrictions, export controls relating to encryption technology, tariffs and other trade barriers, fluctuations in currency exchange rates, issues regarding intellectual property and potentially adverse tax consequences, any or all of which could impact the Company's international operations.

Changing Technologies

      As online services evolve, the Company will be required to offer technological advances such as improved data compression and delivery of voice and full-motion video. Currently, online services are accessed primarily by personal computers via modem. As online services become accessible by screen-based telephones, television or other consumer electronic devices, and become commercially deliverable over other wired conduits such as coaxial and fiber optic cable, the Company may have to develop new technology or modify its existing technology to keep pace with these developments. Pursuit of these technological advances will require substantial expenditures, and there can be no assurance that the Company will succeed in adapting its online service business to alternate access devices and conduits.

Government Regulation and Legal Uncertainties

      In the United States, the Company is not currently subject to direct regulation other than federal and state regulation applicable to businesses generally. However, changes in the regulatory environment relating to the telecommunications and media industry could have an adverse effect on the Company's business.

      The Federal Communications Commission is considering reforming the current system of access charges under which long distance telecommunications carriers pay local telephone companies for using local networks to complete long distance telephone calls. Currently, Internet service providers, including the Company, are exempt from paying such network access charges. A change in the system of network access charges to require Internet service providers to pay network access charges could have a material adverse impact on the Company's business or financial condition.

      The Communications Decency Act of 1996 (the "CDA") generally makes it illegal to use an interactive computer service, or to permit a telecommunications facility to send or display certain "indecent" communications. The CDA has been challenged in federal court on constitutional grounds, but the Company cannot predict whether the CDA will be upheld or if it will be interpreted in a manner that could result in a material liability being imposed on the Company. If the CDA is upheld, similar state laws could result in an additional material liability for the Company. Other laws make it illegal to traffic by computer in obscene or child pornographic materials. Although the Company does not believe that its activities violate these laws, it cannot predict how a court would interpret these laws and what duties might be imposed on the Company.

       Other legislative proposals from international, federal, and state government bodies in the areas of content regulation, consumer protection, intellectual property, privacy rights and state tax issues could impose additional regulations and obligations upon all Internet online service providers. The Company cannot predict the likelihood that any such legislation will pass, nor the financial impact, if any, the resulting regulation may have.

      Moreover, the applicability to Internet online providers of existing laws governing issues such as intellectual property ownership, libel and personal privacy is uncertain. Recent events relating to the use of Internet online services for illegal activities has increased public focus and could lead to increased pressure on legislatures to impose regulations on Internet online service providers such as the Company. The law relating to the liability of online service companies and Internet access providers for information carried on or disseminated through their systems is currently unsettled and has been the subject of several recent private lawsuits. If similar actions were to be initiated against the Company, costs incurred as a result of such actions could have a material adverse effect on the Company's business.

Reliance on Key Personnel

     The Company's success depends in part upon the performance of its executive officers and other key employees. The loss of the services of one or more of its key personnel could have a material adverse effect on the Company. The Company depends on its continued ability to attract and retain highly skilled and qualified personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

Volatility of Share Price

     The market price of the Company's Common Stock has a history of volatility. Factors such as quarterly variations in financial results and membership growth and usage, new pricing strategies, the announcement of technological innovations, mergers, acquisitions, strategic partnerships or new product offerings by the Company or its competitors, the entrance of new competitors into the online services market and changes in content providers may have a significant impact on the market price of the Common Stock. Moreover, the Common Stock could experience price volatility based on market conditions. In particular, a substantial short interest exists in the Company's Common Stock which may tend to exacerbate volatility.

Litigation

      The  Company is a party to various litigation matters, investigations  and
proceedings  from  time to time.         The costs and other effects of the
   pending     litigation, governmental investigations, legal and
administrative cases and proceedings whether civil, such as environmental and product-related, or criminal), settlements, judgments and investigations, claims and changes in those matters, and developments or assertions by or against the Company relating to intellectual property rights and intellectual property licenses could have a material adverse effect on the Company in the future.
   The Company, eighteen of its officers and directors and its independent accountants are party to a lawsuit filed on behalf of shareholders in the federal court of Alexandria, Virginia, in February, 1997, alleging violations of the federal securities laws. See "Recent Developments."

Future Sales of Common Stock

      Sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices of the Common Stock. Within 30 days of the date hereof, holders of approximately 6,560,000 shares of America Online Common Stock (outstanding or issuable upon exercise of certain rights) have rights of registration of their shares for resale. Additional shares are subject to registration statements on Form S-8 in connection with the Company's stock option plans. The sales of any of the foregoing shares could have a material adverse effect on the then-prevailing market price of Common Stock.

Anti-Takeover Defense Provisions

      The Company's Restated Certificate of Incorporation and Restated By-laws contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Certain of such provisions allow the Company to issue preferred stock with rights senior to those of its Common Stock and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company has a stockholder rights plan pursuant to which holders of Common Stock are entitled to one preferred share purchase right for each outstanding share of Common Stock they hold, exercisable under certain defined circumstances involving a potential change of control. The foregoing provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock.

                                RECENT DEVELOPMENTS

      The Company is currently a party to numerous class action lawsuits filed on behalf of subscribers who are seeking damages in connection with difficulties in accessing the AOL service after the introduction of the Flat-Rate Plan.
The Company has reached a preliminary agreement to resolve many of these cases which extends the relief for consumers provided by an agreement with the Attorneys General of 45 states. The Company believes that the costs of this settlement are accounted for in the accruals made in connection with the Company's agreement with the State Attorneys General and does not believe that any further resolution of these lawsuits will result in a material liability for the Company. The Company, eighteen of its officers and directors and its independent accountants are party to a lawsuit filed on behalf of share-holders in the federal court of Alexandria, Virginia, in February, 1997, alleging violations of the federal securities laws. Motions to dismiss the suit were filed on behalf of all the defendants on April 18, 1997. A separate derivative suit against the Company's directors has been filed in Delaware on behalf of the Company's shareholders. Although the outcome of these suits is not currently predictable, management and its outside legal counsel believe that the Company has a meritorious defense, and intends to vigorously defend the suits.

                          THE COMPANY

      America Online, Inc., including its subsidiaries ("America Online" or the "Company"), is the global leader in the interactive services market, with nearly $1.1 billion in revenue during fiscal 1996, and has led the development of a new interactive medium. The Company has the largest subscriber base of any Internet online service provider, serving approximately 8 million members worldwide as of January 1997, more than four times the number of subscribers two years ago. The Company generates revenues principally through membership and usage fees, as well as increasingly from merchandise sales and advertising, the provision of network services to enterprises, transaction fees and other various sources. America Online seeks to leverage its resources and strategic alliances with partners and competitors to reach new markets and improve products and services. The Company offers its online services in Germany, the United Kingdom, France,
Austria, Switzerland, and Canada, and    has recently begun to     offer
its online services in Japan.

     The Company's mission, through its three operating divisions, AOL Networks, AOL Studios, and ANS, is to lead the development of a new interactive medium that transcends traditional boundaries between people and places to create a new kind of interactive global community that holds the potential to change the way people communicate with others, stay informed, learn new things, and buy products and services. To accomplish this mission, the Company's strategy is to expand investment in network capacity and member services in order to serve existing members and support growth, pursue related business opportunities and alternative revenue models, build unique and engaging content, provide a full range of interactive services, and maintain technological flexibility.

      Through its AOL Networks division, which oversees the Company's Internet online service, the Company offers its members a broad range of features including e-mail, online conferences and forums for special interest groups, entertainment software, computing support, an extensive "newsstand" of electronic magazines and newspapers, seamless access to the Internet, and a broad array of original programming and informative content. The Company focuses on maximizing the interactive nature of its service by encouraging members to share information and ideas and provides numerous tools for members to customize the AOL service to best suit their individual and business needs. AOL Productions, a wholly-owned subsidiary, is a full featured multimedia production studio that can handle all aspects of interactive content and design for the Company, its advertisers and its media partners. The Company's Enterprise Sales unit develops and markets interactive services for businesses.

     Through its AOL Studios division, the Company builds new content brands for AOL and cross-distribution platforms. The Company has launched Digital City in partnership with the Tribune Company to provide local content and community programming, and has formed Greenhouse to identify and assist entrepreneurs in the creation of unique online programming and interactive services. AOL Studios also provides authoring and production tools for developing content for AOL and the Internet.

       ANS, the Company's data networking subsidiary, deploys access infrastructure for AOL and the Internet services industry. ANS provides large scale, high-speed network access to AOL individual and business subscribers. ANS is the primary supplier for AOLnet, the Company's proprietary data communication network, which the Company built during fiscal 1996 from 20,000 modems to 140,000 modems, resulting in increased network capacity, higher speed access, and reduced data communication costs. The portfolio of AOL networks has expanded to reach approximately 1,000 cities worldwide.

      America Online was incorporated in Delaware on May 24, 1985. The Company's principal executive offices are located at 22000 AOL Way, Dulles, Virginia 20166-9323. Its telephone number at that address is (703) 448-8700. Its Internet address is AOL IR@aol.com, and its America Online address is AOL IR.

                      SELLING STOCKHOLDERS


      The table below sets forth certain information regarding the beneficial ownership of Common Stock, as of February 12, 1997, by certain stockholders of the Company who are offering Shares pursuant to this Prospectus, both before and after giving effect to this offering.

                                     Shares                               Shares
                                   Beneficially                         Beneficially
                                  Owned Prior to       Shares to be     Owned After
                                the  Offering(1)(2)    Sold in the   the Offering (1)(2)
                                Number      Percent     Offering      Number    Percent

AT&T Corp.   (3)                  435,864    *          435,864             --   --
Draper Associates II, L.P.        278,464    *          278,464             --   --
Peter Burnight.                    47,210    *           47,210             --   --
William J. Livingston & Janine
  Livington Trustees, W&J Living
  Trust                            32,259     *           5,259         27,000      --
Wasatch Venture Corp.              29,698     *          29,698             --   --
David Goldman (   4    )   (5)    250,358     *          28,000        222,358    *
Polaris Fund, L.P.                 25,796     *          22,874          2,922    *
Barry Schuler & Tracy Strong,
  JT TEN (3)(   6    )            548,546     *          20,000        528,546    *
Meyerson Investments, L.P.         17,354     *          17,354             --   --
Dale Dougherty (3)                 17,762     *          10,982          6,780   --
Gregory Shove (3)(   7    )        19,847     *           7,790         12,057   --
Labrador Ventures I, L.P.           7,624     *           7,624             --   --
Tom Burt (3)(   8    )             29,112     *           6,000         23,112    *
Patrick J. Silvagnia                5,310     *           5,310             --   --
Irving S. Reed                     35,453     *           2,500         32,953    *
Peter Baltaxe(3)(   9    )          7,180     *           2,164          5,016    *
Stephen N. Livingston(3)(   10    )48,508     *           1,400         47,108    *
Jose Marcelino Camarena Bolanos     1,331     *           1,331             --   --
Juan Ricardo Perez Escamilla Costas 1,187     *           1,187             --   --
Hayes C. Batten                     2,867     *           1,000          1,867    *
Peter Meyer                           934     *             934             --   --
Sidney Wise                           720     *             720             --   --
Robert Zeckhauser                     612     *             612             --   --
Octavio Camarena Villasenor           360     *             360             --   --
J. Roger Miller                       359     *             359             --   --
Allen L. Morgan                        24     *              24             --   --


* Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

(1) Unless otherwise noted, the persons named in the table, to the Company's knowledge, have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to the information contained in the footnotes to this table. Assumes that each Selling Shareholder will sell all of the shares of Common Stock offered by him hereunder. See "Plan of Distribution."

(2)  Based on 95,858,039 shares of Common Stock outstanding on January 31, 1997.

   (3) The number of shares is an approximation based on a formula which will be fixed on the date immediately preceeding the effective date pursuant to agreements dated August 5, 1997. The approximation is based on an estimated aggregate value, including interest, of $17.2 million and a share price of $40 per share for the Company's common stock.


(   4    )  Includes shares issuable upon the exercise of options held by the following that are exercisable within 60 days as follows: Goldman - 12,500; Schuler - 30,000; Strong - 20,000; Dougherty - 6,780; Shove - 12,057;
     Burt - 10,414; Baltaxe - 4,064; and Livingston - 1,303.

   (5) Mr. Goldman is the Senior Technologist at AOL Productions, Inc., a wholly-owned subsidiary of the Company.

(   6    ) Mr. Schuler is an employee of the Company, and he is the President,
     Creative Development of AOL Networks, a division of the Company.

(   7    )  Mr. Shove is the Vice President of Electronic Commerce of the
     Company.

(   8    )  Mr. Burt is currently the Vice President of Distribution for the
     Greenhouse business unit of the Company. Prior to joining the Company in October, 1995, Mr. Burt was the founder and Chief Executive Officer of 2Market, Inc., a majority owned subsidiary of the Company.

(   9    )  Before Mr. Baltaxe resigned from the Company in February 1997, he
     was    Director, Product Marketing.

(   10    )  Mr. Livingston is Director of Management Information Systems of
    the Company.


                     PLAN OF DISTRIBUTION

      The 1,006,942 shares of Common Stock of the Company offered hereby (the "Shares") may be offered and sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such offers and sales may be made from time to time on one or more exchanges, including the NYSE, or in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Shares may be sold by one or more of the following:
(a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(e) privately negotiated transactions; and (f) a combination of any such methods of sale. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Selling Stockholders or from the purchasers in amounts to be negotiated immediately prior to the sale. The Selling Stockholders may also sell the Shares in accordance with Rule 144 under the 1933 Act.

      The Company is required under the terms of agreements with the Selling Stockholders to maintain the effectiveness of the registration of the Shares being offered hereunder until the earlier of the date upon which the registration of the Shares has been effective for thirty days or the date upon which all of the Shares offered hereby have been sold.

     The Selling Stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the 1933 Act. There can be no assurance that the Selling Stockholders will sell any or all of the Shares of Common Stock offered hereunder.

      All  proceeds  from  any such sales will be the property  of  the  Selling
Stockholders who will bear the expense of underwriting discounts and selling commissions, if any, and their own legal fees.

                    LEGALITY OF COMMON STOCK

      The validity of the issuance of the Shares of Common Stock offered hereby is being passed upon for the Company by Sheila A. Clark, Deputy General Counsel, America Online, Inc.

                            EXPERTS

     The consolidated financial statements of America Online, Inc., appearing in its Annual Report (Form 10-K), as of June 30, 1996 and 1995 and for each of the three years in the period ended June 30, 1996, have been audited by Ernst &
Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            PART II.

             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

      The following sets forth the expenses that are expected to be incurred in connection with the offering of the Shares. All such expenses shall be borne by the Company. All amounts set forth below are estimates, other than the registration fee.

Registration Fee              $ 10,432
Legal Fees and Expenses          5,000
Accounting Fees and Expenses    15,000
Miscellaneous                    4,568
TOTAL                           35,000

      The Selling Stockholders will bear the expense of their own legal counsel and their own miscellaneous fees and expenses, if any.

Item 15.  Indemnification of Officers and Directors

      Section 145(a) of the General Corporation Law of the State of Delaware ("Delaware Corporation Law") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if the indemnified party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the indemnified party did not have reasonable cause to believe his conduct was unlawful.

     Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

     Section 145(g) of the Delaware Corporation law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the law.

      Pursuant to Section 102(b)(7) of the Delaware General Corporation Law (the "Delaware Statute"), Article Ninth of the Registrant's Restated Certificate of Incorporation (the "Certificate of Incorporation") (incorporated by reference herein) provides that:

           To the fullest extent permitted by the Delaware General Corporation Law as the same now exists or may hereafter be amended, the Corporation shall indemnify, and advance expenses to, its directors and officers and any person who is or was serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The Corporation, by action of its board of directors, may provide indemnification or advance expenses to employees and agents of the Corporation or other persons only on such terms and conditions and to the extent determined by the board of directors in its sole and absolute discretion.

           The indemnification and advancement of expenses provided by, or granted pursuant to, this Article Ninth shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

           The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this Article Ninth.

           The indemnification and advancement of expenses provided by, or granted pursuant to, this Article Ninth shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such officer or director. The indemnification and advancement of expenses that may have been provided to an employee or agent of the Corporation by action of the board of directors, pursuant to the last sentence of Paragraph 1 of this Article Ninth, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an employee or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such a person, after the time such person has ceased to be an employee or agent of the Corporation, only on such terms and conditions and to the extent determined by the board of directors in its sole discretion.

       In   addition,   Article  Five  of  the  Registrant's  Restated   By-Laws
       (Incorporated by reference herein) provides that:

           Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or an officer of the Corporation or is or was serving at the request of the
     Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that, except as provided in the section "Right of Indemnitees to Bring Suit" of this Article with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation.

           Right to Advancement of Expenses. The right to indemnification conferred in Section 1 of this Article shall include the right to be paid by the Corporation the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred in this section and the section "Right to Indemnification" of this Article shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee's heirs, executors and administrators. Any repeal or modification of any of the provisions of this Article shall not adversely affect any right or protection of an Indemnitee existing at the time of such repeal or modification.

           Right of Indemnitees to Bring Suit. If a claim under the sections "Right to Indemnification" and "Right to Advancement of Expenses" of this
     Article is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expenses of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article or otherwise shall be on the Corporation.

           Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation as amended from time to time, these By-Laws, any agreement, any vote of stockholders or disinterested directors or otherwise.

          Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

           Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

     The directors and officers of the Registrant are covered by a policy of liability insurance.

      In addition, the Company's agreements with the Selling Stockholders each provide for indemnification by the Registrant of the Selling Stockholders against certain liabilities under the 1933 Act, the 1934 Act, state securities laws or otherwise, and each provide for indemnification by the Selling
Stockholders of the Registrant and its directors, its officers and certain control persons against certain liabilities under the 1933 Act, the 1934 Act, state securities laws, or otherwise.

Item 16.  Exhibits.

Exhibit No.                             Description

2.1 -- Agreement and Plan of Reorganization dated as of May 11, 1994, as amended, among the Registrant, RCC Acquisition Corporation and RCC Communications Corporation (Filed as Annex A to the Registrant's Registration Statement on Form S-4, Registration No. 33-82030, and incorporated herein by reference)
2.2 -- Agreement and Plan of Reorganization dated as of November 8, 1994, among the Registrant, BLT Acquisition Corporation, CMG Information Services, Inc. and Booklink Technologies, Inc. (Filed as
          Exhibit 1 to the Registrant's Report on Form 8-K, filed January 9, 1995 and incorporated herein by reference)
2.3 -- Asset Purchase Agreement by and between the Registrant and Advanced Network & Services, Inc. dated as of November 25, 1994 (Filed as Exhibit 1 to the Registrant's Report on Form 8-K, filed February 28, 1995 and incorporated herein by reference)
2.4 -- Agreement and Plan of Merger dated as of December 20, 1995, among the Registrant, Santa's Acquisition Corp. and Johnson-Grace Company and its Principal Shareholders (Filed as Exhibit 2.1 to the
          Registrant's Report on Form 8-K, filed February 14, 1996 and incorporated herein by reference.)
2.5 -- Stock Purchase Agreement, dated as of August 5, 1996, among the Registrant, The ImagiNation Network, Inc. and AT&T Corp. (Filed as
          Exhibit 10 to the Registrant's Report on Form 8-K, filed August 5, 1996, and incorporated herein by reference.)
4.1 -- Article 4, Article 6 and Article 8 of the Restated Certificate of Incorporation of the Registrant (Filed as part of Exhibit 3.1 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 1995, and incorporated herein by reference)
4.2 -- Rights Agreement dated as of April 23, 1993, including Exhibit A (Certificate of Designation setting forth the terms of Series A Junior Participating Preferred Stock, $.01 par value), Exhibit B (Form of Rights Certificate) and Exhibit C (Summary of Rights to Purchase Series A Junior Participating Preferred Shares) (Filed as Exhibit 1 to the Registrant's Registration Statement on Form 8-A, filed on September 9, 1996, and incorporated herein by reference)
4.3 -- First Amendment to the Rights Agreement dated as of January 31, 1995 (Filed as Exhibit 2 to the Registrant's Registration Statement on Form 8-A, filed on September 9, 1996, and incorporated herein by reference)
5.1 -- Opinion of Sheila A. Clark, Deputy General Counsel, America Online, Inc., with respect to the legality of the securities being registered
23.1      --   Consents of Ernst & Young LLP
23.2      --   Consent  of  Sheila  A.Clark, Deputy  General  Counsel,  America
          Online, Inc. (included in Exhibit 5.1)
24        --   Powers of Attorney    (previously filed)

Item 17.  Undertakings.

     A. Rule 415 Offering

     The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B.   Filings Incorporating Subsequent Exchange Act Documents by Reference

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the 1934 Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      C. Request for Acceleration of Effective Date or Filing of Registration Statement on Form S-8

      Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly
authorized,  in  the City of Dulles, Commonwealth of Virginia  on    April 24,
     1997.

                                   AMERICA ONLINE, INC.



                                   By:/s/Lennert J. Leader
                                     Lennert J. Leader
                                     Senior  Vice  President  and   Chief
                                     Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures                       Title                        Date

   *                    Chairman of the Board, President,    April 25,    1997
Stephen M. Case         Chief Executive Officer and
                        and Director (principal executive
                        officer)

  *                     Chairman Emeritus and Director       April 25,    1997
James V. Kimsey

  *                     Senior Vice President and Chief      April 25,    1997
Lennert J. Leader       Financial Officer (principal
                        financial and accounting officer)

  *                     President &  Chief                   April 25,    1997
Robert W. Pittman       Executive Officer,
                        AOL Networks, and Director

  *                     Director                             April 25,    1997
Frank J. Caufield

  *                     Director                             April 25,    1997
Robert J. Frankenberg

  *                     Director                             April 25,    1997
Alexander M. Haig, Jr.

  *                     Director                             April 25,    1997
William N. Melton

  *                     Director                             April 25,    1997
Thomas J. Middelhoff

  *                     Director                             April 25,    1997
Scott C. Smith
*By Lennert J. Leader, Attorney-in-Fact